Infosys®
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BSE LIMITED
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December 6, 2017

Dear Sirs/Madam,

Sub: Application for Settlement submitted to the Securities and Exchange Board of India ("SEBI") in respect of Infosys Limited

The Company has submitted a settlement application with the Securities and Exchange Board of India. This application is made under Regulation 3 read with Schedule II (I) (12) of the SEBI (Settlement of Administrative and Civil Proceedings) Regulations, 2014. The settlement application process is based on an undertaking that the applicant will "neither admit nor deny the finding of fact or conclusion of law."

The settlement application pertains to matters relating to the severance agreement entered into with the former CFO in October 2015. Through the settlement process the Company wants to resolve allegations relating to the Company not seeking prior and separate approval of the Nomination and Remuneration Committee and the Audit Committee in relation to the severance agreement entered into with the former CFO; and in relation to disclosures pertaining to the said severance agreement, cessation of payments and initiation of arbitration under the severance agreement. The Company will provide an update upon conclusion of the confidential settlement process.

This will also be made available on the Company's website, www.infosys.com.

Yours sincerely,

For **Infosys Limited**

INFOSYS LIMITED * BENGALURU *

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com